UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of September 2025
Commission File Number: 001-41327

GOGORO INC.

11F, Building C,
No. 225, Section 2, Chang’an E. Rd.
SongShan District, Taipei City 105
Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Explanatory Note

Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 to this Form 6-K shall be deemed to be filed with the Securities and Exchange Commission and incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-264619 and 333-281734), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS INDEX

Exhibit Number	Exhibit Title

99.1	Press Release on Director Undertaking to Procure Equity Investments, dated September 16, 2025
99.2	Press Release on Naming Henry Chiang Official Chief Executive Officer, dated September 16, 2025
99.3	Press Release on 1-for-20 Share Consolidation, dated September 16, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gogoro Inc.

Date: September 16, 2025	/s/ Bruce Morrison Aitken
Bruce Morrison Aitken
Chief Financial Officer